








Alcan Investor Workshop
Toronto, October 3, 2006

Michel Jacques
President and CEO, Alcan Engineered Products

Forward Looking Statements



Statements made in the course of this presentation which describe the Company's or management's objectives, projections, estimates, expectations or predictions may be "forward-looking statements" within the meaning of securities laws. All statements that address the Company's expectations or projections about the future including statements about the Company's growth, cost reduction goals, operations reorganization plans, expenditures and financial results are forward-looking statements. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and actual actions or results could differ materially. Reference should be made to the most recent Form 10-Q for a summary of factors that could cause such differences. In addition, certain non-GAAP measures are used which are reconciled to the comparable GAAP measures herein or on the Company's website at www.alcan.com in the "Investors" section.

Agenda



- *Laying a solid foundation*
  - Group overview
  - An inter-connected network
  - Dressed for success
  - Competitive position
  - Enriching the portfolio
  - Driving operational excellence
  - Leveraging shared resources
  - Technology & innovation

- *Building on our strengths*
  - Strategic intent
  - Aerospace
  - Specialty Sheet
  - Cable
  - Composites

- *Committed to maximizing value*
  - Profitable growth
  - Financials
  - Summary

Engineered Products



Value-based diversification

 **Aerospace, Transport & Industry (ATI)**

 **Rolled Products Ravenswood**

 **Specialty Sheet**

 **Composites**

 **Cable**

 **Extruded Products**

 **Automotive Solutions**

 **Service Centers (ASC)**

 **International Network (AIN)**

2001	
Sales (3rd):	US$ 1.6bn
Employees:	6,200
Sites:	30
Countries:	14

2005	
Sales (3rd):	US$ 6.0bn
Employees:	15,000
Sites:	120
Countries:	32

Engineered Products



Rapid expansion; greater scope and wider geographic footprint

Third-Party Sales Revenues



Revenues by Geography - 2005



Laying a solid foundation

An Inter-connected Network

Common technology/processes, supply chain and markets

	Technology and Processes	Supply Chain	Markets, Applications
Specialty Sheet	**Casting, Rolling**		**Auto, Building, Ind**
ARP (Ravenswood)	**Casting, Rolling**		**Aero, Auto, Trans**
ATI	**Casting, Rolling, Extr.**		**Aero, Auto, Trans, Ind**
Extrusions	**Casting, Extrusion**		**Building, Trans, Ind**
Cable	**Casting, Plastics Extr.**		**Energy, Building**
Composites	**Plastics Extr.**		**Building, Energy, Trans**
Automotive Solutions			**Auto**
AIN			**All markets**
ASC			**Aero, Ind, Build,Trans**



Dressed for Success



EP…greater than the sum of its parts

- Important and valued customer relationships span BUs

- Unique portfolio of complementary capabilities and products

- Scale and scope to offer complete customer-specific solutions

- Deep knowledge of the properties of aluminium and other light-weight materials

- Extensive international sales and distribution networks

- World-class R&D facilities and technology networks to transfer best practices

- Alcan's name, reputation and management systems (AIMS)





Laying a solid foundation

Competitive Position

Good to excellent positions in most businesses

Key Market Positions

Aerospace
- #1 in Europe, #2 in North America
- World-class R&D and unique equipment

Specialty Sheet
- #1 in European can stock
- Advantaged manufacturing configuration

Cable
- Strong market positions in North America
- Substitution growth/innovative products

Composites
- Brand leader
- Unique portfolio and innovative products

Extrusions
- #1 in hard alloys and large profiles in Europe
- Strong market positions in soft alloys

Revenues by Business Unit -2005

Alcan Int'l Networks 14%
Aerospace (ATI) * 24%
Automotive 3%
Cable 10%
Composites 10%
Extrusions 12%
Service Centers 7%
Specialty Sheet 20%

* Includes Ravenswood

Enriching the Portfolio



Putting Value Based Management into action

Acquisitions:

- Composites (Baltek/Gatorcor - USA)
- Distribution (Almet - Germany)
- Building wire (Prewired Systems - USA)

Exits :

- General distribution (France)
- Air freight containers (Germany)
- Automotive castings (Germany)
- Roll-bond (France)
- High-purity smelting & rolling (France)
- Mass transport systems (Switzerland)
- Cast plate (USA)

Restructuring/Streamlining:

- Combined Singen and Sierre extrusion
- Focused automotive activities in Singen on crash management systems
- Optimized composites production in Singen improving utilization, competitiveness and customer service
- Closed balsa mill in Ecuador and improved productivity
- Announced restructuring of aero stringer business and closure of Workington

Driving Operational Excellence



Striving to be the best in all that we do – leveraging AIMS

- ■ *EHS First* – non-negotiable component of growth strategy

- ■ **Fit for Future**

  - ■ Objective: accelerate pursuit of operational excellence

  - ■ Focus on key operational levers

  - ■ Structured approach, common language, shared methodologies, explicit operational targets and monitoring of results

  - ■ Leveraging Alcan's CI system and tool box

  - ■ 80 initiatives launched with significant value creation

- ■ **I2P** – using the power of information to strengthen our competitive edge

Leveraging Shared Resources



Sales and technology networks

■ **Extensive sales and distribution network**

- Alcan International Network - global reach, materials and market expertise, strong positions in chemicals and in Asia - 32 locations serving 65 countries

- Alcan Service Centers - linkage value for composites and plate; provides access to smaller customers across Europe - 33 locations in 11 countries

■ **World-class R&D Centers**

- Unique know-how through two world-class R&D centers

- Mandate: Innovation to offer new sustainable solutions to EP and its customers

- Roadmaps govern the development of business critical technologies.

Technology and Innovation



Innovation.....as a source of growth

Aluminum-Lithium Alloys

- Continuing development has given a lead position for 3rd generation Al-Li alloys.
- New design concepts meet targets for cost and weight reduction



Building Wire Applications

- Acquisition of a start-up company gives access to new, externally developed technology.
- Complements existing value proposition in feeder and distribution cables.



Crash Management Systems

- Co-development with customers' engineering teams with a focus on functional innovation has resulted in major new orders:

Mercedes CL
Citroën C4 Picasso



Structural Composites

- Customer focus and value innovation key to identifying target applications in wind energy, marine and road & rail markets.
- Prototyping, field testing and scale up are key capabilities.



Strategic Intent



With a solid foundation …capitalize on most attractive growth options

- Continuing drive towards operational excellence

- Streamlining and selective expansion of existing businesses

- Extension of geographic footprint

- Move into adjacent activities

Aerospace, Transportation & Industry



A leading global supplier of aerospace products




Key Statistics

- **Sales revenues*: $1.4 B**
- **Capital employed: $460 M**
- **Sites: 9**
- **Employees: 4,000**

* 2005 3rd party sales; all stats include Ravenswood

Aerospace Revenues by Market - 2005



Military 10%

Commercial 80%

Regional and Business Jets 10%

Competitive Position - Aerospace

- **Unique capabilities and equipment**
- **Proprietary alloys, including Al-Li**
- **Full offering: plate, sheet, hard-alloy extrusions**
- **Expanded capacity**
- **Able to serve customers in all major markets**
- **#1 supplier in Europe and #2 in NA**

Aerospace Plate Expansions



Growing with our customers

Aircraft Plate Market



2005 = 100 (tonnes)

2002 2003 2004 2005 2006 2007



Ravenswood, USA
- Capex: $29 million
- 20% increase in plate capacity
- Start-up: Aug to Oct 2006



Issoire, France
- Capex: $28 million
- 20% increase in plate capacity
- Commissioned June 2006

Aerospace



Capitalizing on our unique capabilities and strong customer relations

- Long-term supply agreements with Boeing, Airbus and other commercial aircraft manufacturers

- Newly signed multi-year agreement for heavy gauge plate for F-35 fighter

- Increased plate capacity in Europe and North America to meet demand

- Continuing R&D effort for 3rd generation aluminium-lithium solutions – already the most active supplier

- Development of specialized solutions for industrial plate and increased capacity and branding efforts

- Expansion opportunities in new geographic market

Building on our strengths

Cable

An integrated producer of rod, strip, wire and cable





Key Statistics

- Sales revenues*: $618 M
- Capital employed: $110 M
- Sites: 8
- Employees: 1,000

*2005 3rd party sales

Revenues by Market - 2005



Bare cable 17%
Service cable 33%
Building wire 26%
Rod & Strip 24%

Competitive Position

- Strong positions in key markets of service cable, building wire and strip
- Vertically integrated supply chain
- World-class technical expertise
- Excellent customer service
- Innovative products

Cable



Exploit growth opportunities resulting from material substitution

Copper vs Aluminum Spread



Building Wire market 2005 (US)
359M pounds*
Cu - 70%   Al - 30%



Residential Market
Cu -16% Al - 84%

8M lbs

45M lbs

64M lbs

242M lbs

Copper

Aluminum

Non-Residential Market
Cu -79% Al - 21%

*Source: Census Bureau with Copper market converted to represent feeder sizes in equivalent Aluminum weight

Cable



Building on a strong and growing base

- Strong base business

- Exploit the growing NA building market demand by:

  - Strengthen market presence; increase field application engineers

  - Improving productivity in building wire

  - Increase strip capacity

  - Extending downstream into pre-wired systems (Modex)

- Develop export markets (Mexico, China)

- Develop new products (eg: **N2 MC Nual**® launched in August '06)

Composites



Growth through innovation, geographic expansion and acquisitions

- **Architecture**

  - Paint-line in China acquired in Q1-06

  - Profitability improvements achieved in Q2-06

  - Expansion into new geographies under evaluation

- **Display**

  - 14 new products launched since the beginning of 2005

  - Potential acquisitions being evaluated

- **Core materials**

  - Capacity increases and productivity improvements to meet strong market demand

  - Portfolio extension through innovation and potential acquisitions

Profitable Growth



Some already realized…..many more opportunities ahead

- **Selective expansion of existing businesses**

  - Aerospace: Issoire, Ravenswood

  - Engineered plate: Sierre

  - Specialty Sheet: can body and auto body Europe

- **Extension of geographic footprint**

  - Eastern Europe: extrusion plant in Slovakia

  - China/India: projects under review

- **Move into adjacent activities**

  - Composites

  - New businesses: other light-weight materials or services

  - Innovation: customer-focused R&D

Financials



Significant value creation potential

ROCE – after tax



Operating BGP Margin



Summary



Committed to maximizing value

- **Enrich portfolio and maintain capital discipline**
  - Exit businesses with no potential to create value; almost completed
  - Direct capital to best growth options; capital discipline in traditional businesses

- **Leverage scale and scope**
  - Share resources and expertise in procurement, metal management, EHS, R&D, CI
  - Implement a new integrated management information system (I2P)
  - Improve operational performance through Fit For Future initiative
  - Share knowledge through technology and best practice networks, market forums

- **Capitalize on profitable and sustainable growth opportunities**
  - Allocate capital and resources to grow most attractive end markets
  - Foster innovation as a source of growth
  - Build capabilities to enter emerging and fast-growing geographic markets
  - Seek opportunities to consolidate capacity in profitable mature markets

APPENDIX

Aluminum Applications

Profitable market with high entry barriers



Lower wing skin panels
Fuselage frames
Floor beams
Upper wing skin panels
Fuselage panels
Wing spars
Wing ribs
Fan frames
Seat tracks
Fuselage stiffeners
Lower stringers
Doors
Upper stringers

Rolled products (plates and sheets)

Extruded products

Castings

Extruded Products



Differentiation through strong position in specialty extrusions

 

Key Statistics

- **Sales revenues*: $737 M**
- **Capital employed: $250 M**
- **Sites:10****
- **Employees:3,000**

*2005 3rd party sales   ** Slovakia under construction

Revenues by Market - 2005



Transport 22%
Automotive 27%
Industry 15%
Building 25%
Distribution 11%

Strategic Position

- **#1 in hard alloys and large profiles**
- **Strong presence in soft alloys mainly in France and Germany**
- **Growth opportunities in Eastern Europe and Asia**

Extruded Products



Streamline operations in W. Europe, expand in E. Europe and Asia

- A key player in Europe, maintaining its focus on speciality products

- Strong customer relationships

- Asset optimization in Western Europe

  - Extrusions in France

  - Combination of large profile activities in Germany and Switzerland

- Growing in the East

  - Build on highly successful operation in Decin (Czech Republic)

  - Expand soft alloy business in Eastern Europe (Slovakia 2007)

  - Develop presence in China

Specialty Sheet



Advantaged manufacturing configuration



Key Statistics

- **Sales revenues*: $1.1 B**
- **Capital employed: $590 M**
- **Sites: 2**
- **Employees: 2,400**

*2005 3rd party sales

Revenues by Market - 2005



Anodizing & Plain 12%

Bright 8%

Foil Stock & Paint Stock 18%

Auto 12%

Closures 7%

Can & Food Stock 43%

Competitive Position

- **Advantaged manufacturing configuration**
- **Experienced and well located**
- **#1 can body**
- **#1 bright sheet and closure stock**
- **#3 auto body sheet**
- **Recycling capabilities**

Specialty Sheet



Selective participation, differentiated value proposition

- Strengthen leadership position in the European can and closure business

- Exploit market growth resulting from steel can substitution in Europe

- Grow selectively auto business through innovative and customized solutions

- Grow in new geographic markets

- Strengthen participation in the bright and foil stock business

- Leverage unique recycling capabilities

- Align manufacturing system with participation strategy, supported by operational excellence programs

